UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR

SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1)	This is [check one]

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Constellation Software Inc.

	Form type:	Form F-7

	File Number (if known):	333-197568

	Filed by:	Constellation Software Inc.

	Date Filed (if filed concurrently, so indicate):	July 22, 2014 (concurrently with Form F-7)

D.

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

100 University Avenue, 11th Floor

Toronto, Ontario M5J 2Y1, Canada

Telephone Number: (416) 263-9310

E.

The Filer designates and appoints Computershare Trust Company, NA (“Agent”), located at:

350 Indiana St., Suite 750

Golden, CO 80401

Telephone Number: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 22nd day of July, 2014.

Filer: Computershare Trust Company of Canada

By:	/s/ Lisa M. Kudo
Name:	Lisa M. Kudo
Title:	Corporate Trust Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Computershare Trust Company, NA

as Agent for Service of Process for

Computershare Trust Company of Canada

By:	/s/ John M. Wahl
Name:	John M. Wahl
Title:	Vice President and Trust Officer

Date: July 22, 2014